Navitas Semiconductor Corporation
3520 Challenger Street
Torrance, California 90503-1640

December 16, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eranga A. Dias

Re:	Navitas Semiconductor Corporation
Registration Statement on Form S-1
File No. 333-291592
Request for Effectiveness

Dear Mr. Dias:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Navitas Semiconductor Corporation respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on December 18, 2025, or as soon thereafter as practicable.

Please call Kevin J. Roggow of Cozen O’Connor at (212) 908-1294 to provide notice of the effectiveness of the Registration Statement.

* * *

[Signature Page Follows]

Very truly yours,

Navitas Semiconductor Corporation

By:	/s/ Matthew Sant
Name:	Matthew Sant
Title:	Senior Vice President, General Counsel

cc:	Kevin J. Roggow
Cozen O’Connor

[Signature Page to Acceleration Request Letter]

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